RWE

RECEIVED

2007 MAY 17 A 9:21

File No. 82-4018

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

May 8, 2007


07023597

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain
Exemption Under Rule 12g3-2(b) Under the
Securities Exchange Act of 1934

SUPPL

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the announcement according to Sec. 37v, 37w, 37x et seqq. of the German Securities Trading (WpHG), which we published today.

If you have any questions or comments please call the undersigned

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

PROCESSED
MAY 21 2007
THOMSON FINANCIAL

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft



- Dr. Döss-



Alphéus



Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

Announcement

DGAP preliminary announcement financial reports: RWE Aktiengesellschaft
Preliminary announcement on the disclosure of financial statements

RWE Aktiengesellschaft: Announcement according to Articles 37v, 37w, 37x ff. WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

08.05.2007
Announcement according to articles 37v, 37w, 37x ff. WpHG, transmitted by DGAP - a company of the EquityStory AG.
The issuer is solely responsible for the content of this announcement.

RWE AG hereby announces that for the fiscal year 2007 the following financial reports shall be disclosed:

Report	Date of disclosure	Place
Quarterly financial report of the group within the 1st half-year	May 15, 2007	German: http://www.rwe.com/generator.aspx/investor-relations/property=Data/id=463006/Quartalsbericht_PDF%20deutsch.PDF
	May 15, 2007	English: http://www.rwe.com/generator.aspx/investor-relations/property=Data/id=463114/Quartalsbericht_PDF%20englisch.PDF

End of preliminary announcement financial reports DGAP regulatory service

---

Language: English
Issuer: RWE Aktiengesellschaft
Opernplatz 1
45128 Essen Deutschland
www: www.rwe.com

End of news DGAP regulatory service

End of news

RWE Aktiengesellschaft

Essen

Release according to article 26, section 1 WpHG [German Securities Trading Act] with the aim of a Europe-wide distribution

On 7 May 2007 Allianz SE, Munich, Germany, has informed us in accordance with Sec. 21, Para. 1 of the German Securities Trading Act (WpHG) that their share in voting rights in RWE Aktiengesellschaft fell below the 3% hurdle on May 2, 2007, amounting to 1.53% on that day (7,996,906 voting rights). Pursuant to Sec. 22, Para. 1, Sentence 1, Item 1 of the German Securities Trading Act (WpHG), 1.52% (7,948,918 voting rights) are allocable to Allianz SE, and pursuant to Sec. 22, Para. 1, Sentence 1, Item 6 of the German Securities Trading Act (WpHG), 0.01% (31,208 voting rights) is allocable to Allianz SE.

Furthermore, Allianz SE has informed us of the following in compliance with Sec. 21, Para. 1 of the German Securities Trading Act (WpHG) in conjunction with Sec. 24 of the German Securities Trading Act (WpHG):

The share of voting rights in RWE Aktiengesellschaft held by Allianz Deutschland AG, Munich, Germany, fell below the 3% hurdle on May 2, 2007, amounting to 1.43% on that day (7,496,242 voting rights). According to Sec. 22, Para. 1, Sentence 1, Item 1 of the German Securities Trading Act (WpHG), these voting rights are allocable to Allianz Deutschland AG.

The share of voting rights in RWE Aktiengesellschaft held by Allianz Versicherungs-Aktiengesellschaft, Munich, Germany, fell below the 3% hurdle on May 2, 2007, amounting to 0.94% on that day (4,929,029 voting rights).

RWE Aktiengesellschaft

The Executive Board

END